UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 6, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
May 6, 2008
METHANEX ANNOUNCES INCREASE TO QUARTERLY DIVIDEND FOR THE SIXTH CONSECUTIVE YEAR AND A NEW 10% SHARE REPURCHASE PROGRAM
Methanex Corporation announced today that its Board of Directors has approved an 11 percent increase in its quarterly dividend to shareholders, from US$0.14 per share to US$0.155 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2008 to holders of common shares of record on June 16, 2008.
Bruce Aitken, President and CEO of Methanex commented, “This is the sixth year in a row that we have increased our dividend since its inception in 2002. The increase to our regular dividend reflects our continued confidence in the outlook for our business and the methanol industry.”
In addition, Methanex’s Board of Directors approved a new normal course issuer bid that will commence on the expiration of the Company’s existing normal course issuer bid. Under the new bid, the Company may repurchase up to 7,909,393 common shares of the Company, representing 10 percent of the public float of the issued and outstanding shares as at May 2, 2008. Under the existing bid, which expires on May 16, 2008, the Company has purchased 8,422,100 shares as of May 2, 2008 at an average price of CDN$26.46 (US$25.97). As of May 2, 2008, there were 94,646,917 Methanex common shares issued and outstanding.
Mr. Aitken added, “Our announcement of a new share repurchase program reflects our balanced approach to the utilization of cash and builds on our long track record of returning excess cash to shareholders. Since 2000, we have reduced our shares outstanding from about 170 million to under 95 million. With $465 million of cash on hand at the end of the first quarter of 2008, we have the financial strength and flexibility to meet our commitments for our Egypt project, pursue investment opportunities to accelerate the development of natural gas in southern Chile, invest in other strategic initiatives and continue to return excess cash to shareholders.”
The normal course issuer bid repurchase program will be carried out through the facilities of the TSX. Purchases under the program will commence on May 20, 2008 and terminate on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled. Daily repurchases under the program will not exceed 102,841 shares per day (which is 25 percent of the Company’s average daily trading volume for the six month period ending April 30, 2008), subject to purchases made in accordance with the block purchase exception under the TSX rules. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, actions of governments, including changes in laws or regulations, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
- end -
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600